Exhibit 21.1

Subsidiaries of

Union Electric Company

Name of Subsidiary	Jurisdiction of Formation of Subsidiary
Ameren Missouri Securitization Funding I, LLC	Delaware
Ameren Missouri Renewables Holdco, LLC	Delaware
BREC Holding Company, LLC	Delaware
HFREC Holding Company, LLC	Delaware
STARS Alliance, LLC (25% interest)	Delaware